UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)

ENERGY PARTNERS, LTD.
(Name of Subject Company (Issuer))
ATS INC.
WOODSIDE FINANCE LIMITED
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

Jeff Soine
ATS Inc.
71683 Riverside Avenue
Covington, Louisiana 70433
Telephone: (985) 249-5300
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
With Copies to:
Lou R. Kling, Esq.
Ronald C. Barusch, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*: $ 985,093,611.00	Amount of Filing Fee**: $ 105,405.02
*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 42,830,157 shares of common stock, par value $0.01 per share (“Shares”), of Energy Partners, Ltd. at the tender offer price of $23.00 per share of common stock. Based upon information contained in Energy Partners, Ltd.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2006, there were 38,396,001 Shares outstanding as of August 7, 2006 and a maximum of 6,153,156 Shares issuable pursuant to existing warrants, stock options, performance share awards and other share awards, of which 1,719,000 Shares are owned by Woodside Petroleum Ltd. and its subsidiaries (and are not included for purposes of this calculation).

**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $105,405.02	Form or registration no.: Schedule TO

Filing Party:	ATS Inc.	Date Filed:	August 31, 2006
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☑      third-party tender offer subject to Rule 14d-1.
     ☐      issuer tender offer subject to Rule 13e-4.
     ☐      going-private transaction subject to Rule 13e-3.
     ☐      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

ITEMS 1 THROUGH 9, AND ITEM 11
SIGNATURE
EXHIBIT INDEX

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on August 31, 2006, and amended by Amendment No. 1 to the Tender Offer Statement filed on September 11, 2006, Amendment No. 2 to the Tender Offer Statement filed on September 18, 2006 and Amendment No. 3 to the Tender Offer Statement filed on September 22, 2006 (as amended, the “Schedule TO”), by ATS Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Woodside Petroleum Ltd., a company organized under the laws of Victoria, Australia (“Parent”), and Woodside Finance Limited, a company incorporated under the laws of Victoria, Australia, and a wholly owned subsidiary of Parent, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Energy Partners, Ltd., a Delaware corporation (the “Company”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement with Mellon Investor Services LLC, dated as of September 14, 2006 (the “Rights Agreement”), for $23.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest), subject to increase by $0.50 or $1.00 per Share to a total of $23.50 or $24.00 net per Share in cash depending on the resolution of certain litigation described in Purchaser’s Offer to Purchase, dated August 31, 2006 (the “Offer to Purchase”). The terms and conditions of the offer are described in the Offer to Purchase and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
ITEMS 1 THROUGH 9, AND ITEM 11
     All information in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto which were previously filed as exhibits to the Schedule TO, is incorporated by reference to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     The Offer to Purchase is hereby amended as follows:
1.	Subsection (II) of the first paragraph of the cover page of the Offer to Purchase is amended and restated in its entirety to read as follows:
“(II) THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JUNE 22, 2006, BETWEEN THE COMPANY, EPL ACQUISITION CORP. LLC AND STONE ENERGY CORPORATION (THE “STONE ENERGY MERGER AGREEMENT”) HAVING BEEN TERMINATED ON TERMS REASONABLY SATISFACTORY TO PURCHASER, AND PURCHASER REASONABLY BELIEVING THAT ENERGY PARTNERS COULD NOT HAVE ANY LIABILITY, AND STONE ENERGY CORPORATION NOT HAVING ASSERTED ANY CLAIM OF LIABILITY OR BREACH AGAINST THE COMPANY, IN CONNECTION WITH THE STONE ENERGY MERGER AGREEMENT OTHER THAN WITH RESPECT TO THE POSSIBLE PAYMENT BY THE COMPANY OF THE $25.6 MILLION TERMINATION FEE REQUIRED THEREBY,”
2.	In the section under the question “What are the Most Significant Conditions of the Offer?” in the section of the Offer to Purchase titled “Summary Term Sheet,” the second bullet under the statement “The offer is conditioned upon, among other things, the following:” is hereby amended and restated in its entirety to read as follows:
     “The Agreement and Plan of Merger, dated June 22, 2006, by and among Energy Partners, EPL Acquisition Corp. LLC and Stone Energy shall have been validly terminated on terms reasonably satisfactory to ATS and ATS shall reasonably believe that Energy Partners could not have any liability, and Stone Energy shall not have asserted any claim of liability or breach against Energy Partners, in connection with such merger agreement other than with respect to the possible payment by Energy Partners of the termination fee required thereby.”
3.	Subsection (II) of the eleventh paragraph of the section titled “Introduction” in the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
“(II) THE STONE ENERGY MERGER AGREEMENT HAVING BEEN TERMINATED ON TERMS REASONABLY SATISFACTORY TO PURCHASER, AND PURCHASER REASONABLY BELIEVING THAT THE COMPANY COULD NOT HAVE ANY LIABILITY, AND STONE ENERGY NOT HAVING ASSERTED ANY CLAIM OF LIABILITY OR BREACH AGAINST THE COMPANY, IN CONNECTION WITH THE STONE ENERGY MERGER AGREEMENT OTHER THAN WITH RESPECT TO THE POSSIBLE PAYMENT BY THE COMPANY OF THE $25.6 MILLION TERMINATION FEE REQUIRED THEREBY (THE “STONE ENERGY MERGER CONDITION”),”

4.	The first sentence under the heading “Determination of Validity” in Section 3 (“Procedures for Accepting the Offer and Tendering Shares”) of the Offer to Purchaser is hereby amended and restated in its entirety to read as follows:
“Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law.”
5.	Subsection (g)(vii) of Section 14 (“Certain Conditions of the Offer”) of the Offer to Purchase is hereby amended by adding the word “reasonably” before the word “satisfactory.”

6.	The last twelve lines of Section 14 (“Certain Conditions of the Offer”) of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:
“which in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances giving rise to any such condition (unless arising as a result of any action or inaction on the part of Purchaser, Parent or any affiliate of Parent to the extent that, under applicable state law, such action or inaction prohibits an assertion that such condition has not been satisfied), makes it inadvisable to proceed with the Offer and/or with acceptance for payment of or payment for Shares.
     The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition (unless arising as a result of any action or inaction on the part of Purchaser, Parent or any affiliate of Parent to the extent that, under applicable state law, such action or inaction prohibits an assertion that such condition has not been satisfied) or, other than the HSR Condition, may be waived by Purchaser or Parent in whole or in part at any time and from time to time prior to the expiration of the Offer in their discretion. To the extent Purchaser or Parent waives a condition set forth in Section 14 with respect to one tender, Purchaser or Parent will waive that condition with respect to all other tenders. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Purchaser or Parent concerning any condition or event described in this Section 14 shall be final and binding on all parties to the fullest extent permitted by law.”
     The Form of Letter of Transmittal which is attached as Exhibit (a)(1)(B) to the Schedule TO is amended as follows:
1.	The first sentence of the fourth paragraph of Section 10 (“Contractual Rights”) of the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:
“Purchaser’s interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law.”
     The Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(D) to the Schedule TO is amended as follows:
1.	Subsection (ii) of the second full paragraph of the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended and restated in its entirety to read as follows:
“(ii) the Agreement and Plan of Merger, dated as of June 22, 2006, between the Company, EPL Acquisition Corp. LLC and Stone Energy Corporation (the “Stone Energy Merger Agreement”) having been terminated on terms reasonably satisfactory to Purchaser, and Purchaser reasonably believing that the Company could not have any liability, and Stone Energy Corporation not having asserted any claim of liability or breach against the Company, in connection with the Stone Energy Merger Agreement other than with respect to the possible payment by the Company of the termination fee required thereby,”
     The Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(E) to the Schedule TO is amended as follows:
1.	Subsection (ii) of the Section 4 of the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended and restated in its entirety to read as follows:
“(ii) the Agreement and Plan of Merger, dated as of June 22, 2006, between the Company, EPL Acquisition Corp. LLC and Stone Energy Corporation (the “Stone Energy Merger Agreement”) having been terminated on terms reasonably satisfactory to Purchaser, and Purchaser reasonably believing that the Company could not have any liability, and Stone Energy Corporation not having asserted any claim of liability or breach against the Company, in connection with the Stone Energy Merger Agreement other than with respect to the possible payment by the Company of the termination fee required thereby,”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ATS INC.

	By:		/s/ Jeff Soine

		Name:	Jeff Soine
		Title:	Secretary

WOODSIDE FINANCE LIMITED

	By:		/s/ Robert Cole

		Name:	Robert Cole
		Title:	Director
Date: September 26, 2006

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated August 31, 2005*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Form of Summary Advertisement*

(a)(5)(B)	Press Release issued by Woodside Petroleum, Ltd. on August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(C)	Open letter to employees of Energy Partners, Ltd. issued by Woodside Petroleum, Inc., dated August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(D)	Complaint filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed August 28, 2006 (incorporated by reference to the Schedule TO-C filed by ATS Inc. with the Securities and Exchange Commission on August 28, 2006)*

(a)(5)(E)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated August 28, 2006*

(a)(5)(F)	Amended Complaint for Injunctive and Declaratory Relief filed in the Court of Chancery in the State of Delaware in and for New Castle County, captioned ATS, Inc., a Delaware corporation, v. Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd., a Delaware corporation, and Stone Energy Corporation, a Delaware corporation, Civil Action No. 2374-N, filed September 11, 2006*

(a)(5)(G)	Press release issued by ATS Inc. on September 18, 2006*

(a)(5)(H)	Australian Stock Exchange Announcement issued by Woodside Petroleum Ltd., dated September 18, 2006*

(b)	Not Applicable

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable
* Previously filed.

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